

May 22, 2013

Via E-mail
Ms. Lynn Harrison
President and Chief Executive Officer
Liberty Gold Corp.
2415 East Camelback Road, Suite 700
Phoenix, Arizona 85016

> **Re: Liberty Gold Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed July 16, 2012**
> **File No. 000-54512**

Dear Ms. Harrison:

We have reviewed your response dated May 17, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 1A. Risk Factors page 17

1. We note your responses to comments 1 and 2 from our letter dated April 30, 2013. Considering your statements indicating that you have not verified the information disclosed on your company website, that feasibility work has not been performed on your property, that the values disclosed on your company website were estimated, and that no formal process was employed to determine the values, it appears the information is not reliable. Please explain why this information in current form is advertised on your company website and how this is not misleading to investors. Based on your response we may have additional comments.

Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have any questions regarding the above comment. You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, Andrew Blume, Staff Accountant, at (202) 551-3254, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief